Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES INITIAL SUMMER DRILLING RESULTS

FROM THE GRYPHON ZONE AT WHEELER RIVER

Toronto, ON – July 29, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report initial results from the 2014 summer drilling program at the Gryphon zone on the Wheeler River property in the Athabasca Basin of Saskatchewan.

Ten of a planned 20 drill holes have been completed to date, including the extension of two historic drill holes. The extension drill holes ZK-04EXT and ZK-06EXT, along with WR-565, have tested geological targets up dip of the main mineralized zones on the original discovery section. The other seven holes are systematic 50 metre step-outs down dip and along strike of the previously reported mineralization in WR-556 and WR-560. The highlight from the summer program so far is drill hole WR-569A which intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. WR-569A is located 40 metres along strike southwest and 40 metres up dip of drill hole WR-556 which intersected 15.3% U3O8 over 4.0 metres and was the Gryphon zone discovery drill hole. Figure 1 is an inclined longitudinal section in the plane of the mineralization. The table below summarizes all of the intersections obtained from the Gryphon zone to date. The cut-off grade is 1.0% eU3O8 unless otherwise noted in the table.

Gryphon Zone Intersections

Hole Number	From (m)	To (m)	Length (m)	% eU3O8[2]	% U3O8
WR-556[1]	697.5	701.5	4.0		15.3
WR-560[1]	759.0	763.5	4.5		21.2
ZK-04 Extension	No Significant Results – Up Dip
ZK-06 Extension	No Significant Results – Up Dip
WR-564[3]	736.3	756.8	20.5	0.8
including	742.8	745.1	2.3	3.0
also including	750.9	751.9	1.0	4.5
WR-565[3]	686.0	689.9	3.9	0.6
WR-566	No Significant Results – Up-Dip
WR-567[3]	688.6	689.6	1.0	0.7
and	698.8	700.0	1.2	0.5
and	727.2	729.9	2.7	1.1
WR-568	No Significant Results – Up-Dip
WR-569A	653.0	654.0	1.0	1.0
and	662.6	665.6	3.0	3.1
and	679.3	683.0	3.7	9.4
and	692.3	693.4	1.1	8.1
and	702.1	708.0	5.9	5.3
and	709.1	710.1	1.0	1.1
and	724.0	726.0	2.0	3.0
WR-570[3]	No Significant Results – Up-Dip
WR-571[3]	755.8	762.3	6.5	2.3
including	758.6	759.6	1.0	10.9
also including	761.0	762.1	1.1	1.9

Note:	1. Previously reported chemical assay results.
2. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
3. Compositing cut-off grade is 0.05% eU3O8.

Gryphon mineralization intersected to date is 150-200 metres beneath the sub-Athabasca unconformity. The overall geometry is interpreted to be conformable with the general geology in the area – striking to the northeast and dipping moderately to the southeast. A zone of higher grade mineralization (>1% eU3O8) on this plane is enveloped by lower grade mineralization. The higher grade mineralization plunges to the northeast and has now been drilled over 150 metres in the along plunge direction and over 50 metres across the plunge. Mineralization is open down plunge to the northeast, up plunge to the southwest and is also open across the plunge at depth. As the drill holes are angled steeply to the northwest and the mineralization is interpreted to dip moderately to the southeast, the true thickness is expected to be approximately 75% of the intersection length.

The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes various projects covering over 470,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689—7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Gryphon Zone High Grade Uranium Discovery at Wheeler River